                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                FOR THE TRANSITION PERIOD FROM ______ TO ________


                         COMMISSION FILE NUMBER 0-20570


                                    ---------


         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                   USA NETWORKS, INC. RETIREMENT SAVINGS PLAN


         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                               USA NETWORKS, INC.
                              152 WEST 57TH STREET
                               NEW YORK, NEW YORK
                                      10019

                              REQUIRED INFORMATION

1.       Not Applicable

2.       Not Applicable

3.       Not Applicable

4. The USA Networks, Inc. Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendex I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

(23)     Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                       USA NETWORKS, INC. RETIREMENT
                                       SAVINGS PLAN


Date: June 27, 2000                    By: /s/ Lisa Letizio
                                           -------------------------------
                                               Lisa Letizio
                                               Member, Plan Administrative
                                               Committee

                                  Appendix I



Financial Statements and Supplemental Schedules

USA Networks, Inc. Retirement Savings Plan
December 31, 1999 and 1998 and year ended December 31, 1999 with Report of Independent Certified Public Accountants

                   USA Networks, Inc. Retirement Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules

          December 31, 1999 and 1998 and Year Ended December 31, 1999







                                    CONTENTS


Report of Independent Certified Public Accountants............................1


Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes
   at End of Year............................................................11
Schedule H, Line 4j--Schedule of Reportable Transactions.....................12
Schedule G, Part III--Schedule of Nonexempt Transactions.....................13

               Report of Independent Certified Public Accountants

The Administrative Committee
USA Networks, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the USA Networks, Inc. Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young


Tampa, Florida
June 2, 2000

                   USA Networks, Inc. Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                      1999              1998
                                                  -----------------------------
ASSETS
Investments, at fair value                        $55,912,957      $42,351,797

Receivables:
   Participant                                         35,461           43,525
   Employer                                            13,116                -
                                                  -----------------------------
Total receivables                                      48,577           43,525
                                                  -----------------------------
Net assets available for benefits                 $55,961,534      $42,395,322
                                                  =============================


See accompanying notes.

                    USA Networks Inc. Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized appreciation in fair
       value of plan investments                                   $13,315,574
     Dividend income                                                   255,366
     Interest income                                                   422,972
                                                                   -----------
                                                                    13,993,912
   Contributions:
     Participant contributions                                       4,958,926
     Employer contributions                                          1,365,090
     Participant rollover contributions                                463,251
                                                                   -----------
                                                                     6,787,267
                                                                   -----------
Total additions                                                     20,781,179

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO:
   Benefits paid to participants                                     5,794,283
   Transfers to other plans                                          1,420,684
                                                                   -----------
                                                                     7,214,967
                                                                   -----------

Net increase in net assets available for benefits                   13,566,212
Net assets available for benefits--beginning of year                42,395,322
                                                                   -----------
Net assets available for benefits--end of year                     $55,961,534
                                                                   ===========


See accompanying notes.

                   USA Networks, Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1999

1. DESCRIPTION OF PLAN

The following description of the USA Networks, Inc. Retirement Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of certain affiliated companies of USA Networks, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998, the Plan was merged with the Silver King Communications, Inc. 401(k) Retirement Savings Plan (SK Plan). The assets and liabilities of the SK Plan totaling $2,706,619 were transferred to, and assumed by, the Plan. The resulting merged plan was amended to allow a Company match of up to the greater of the first 3% of eligible compensation or $520 per employee.

Concurrent with the above merger, the Plan was renamed the HSN, Inc. Retirement Savings Plan, and PNC Bank was replaced by New York Life Trust Company (NYLTC or the Trustee) as the trustee of the Plan. All assets of the Plan were transferred to NYLTC during January 1998.

The Plan was amended effective September 30, 1998 to allow the merger of Home Shopping Network, Inc. Employee Equity Participation Plan (EEPP) into the Plan. The assets of the EEPP, consisting of USA Networks, Inc. common stock and money market funds, were assumed by the Plan. In addition, the Plan was amended to change the name to the USA Networks, Inc. Retirement Savings Plan effective October 1, 1998.

Effective July 27, 1999, USA Networks, Inc. sold its controlling ownership in Vela Research. Pursuant to this sale, employees of Vela Research were no longer covered by the Plan. Assets of the Plan totaling $1,420,684 were transferred to the Vela Research plan.

                   USA Networks, Inc. Retirement Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants can make contributions through payroll deductions ranging from 1% to 16% of their compensation as defined in the Plan, limited to $10,000 in 1999 and 1998. Participants' contributions may be changed on a quarterly basis. Participants can direct their contributions to any of the Plan's fund options, with the exception of USA Network EEPP Stock Fund, and may change their investment options on a daily basis.

The Company may match participant contributions (the Matching Contribution). The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 1999, the Company's Matching Contribution was $1,365,090. No discretionary contributions were made to the Plan.

VESTING

Participant contributions are fully vested at the time of contribution. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

ELIGIBILITY

Participants must be 21 years of age or older and have completed at least 1,000 hours of service, as defined in the Plan document.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution, and:

         o Any Matching Contribution, which for 1999 was equal to 50% of the first 6% of each participant's deferred compensation. Participants whose employer match does not exceed $520 and who contributed an average of 3% or greater, are eligible to receive a "look-back" match of the lesser of $520 or 100% of their contribution.

         o        Plan earnings or losses, which are allocated daily.

                   USA Networks, Inc. Retirement Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Company Matching Contributions that become forfeitures are first made available to reinstate previously forfeited account balances of participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's Matching Contributions. Forfeitures available for reallocation or to offset future employer contributions were $85,658 and $237,875 at December 31, 1999 and 1998, respectively. Unallocated forfeitures related to the EEPP portion of the Plan were $2,201,127 and $1,759,610 at December 31, 1999 and 1998, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

DISTRIBUTION OF BENEFITS

Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum, unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

There were no funds allocated to persons who have withdrawn from participation in the Plan as of December 31, 1999 and 1998.

PLAN TERMINATION

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested, and the assets would be distributed to participants.

                   USA Networks, Inc. Retirement Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

EXPENSES

Expenses incurred in connection with Plan administration are paid by the Company. These expenses totaled approximately $136,536 for the year ended December 31, 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                   USA Networks, Inc. Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Plan's cash and cash equivalents are held in a trust fund by the Trustee. Cash equivalents include highly liquid, short-term investments with original maturities of less than 91 days.

3. INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

         Investments in mutual funds                              $ 3,208,926
         Investments in USA Networks Stock Fund                     5,348,885
         Investments in USA Networks EEPP Stock Fund                4,757,763
                                                                  -----------
                                                                  $13,315,574
                                                                  ===========

The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.

                                                            DECEMBER 31
                                                        1999          1998
                                                     -------------------------

         New York Life Anchor Account                $ 9,643,250   $ 6,333,846
         Mainstay Institutional Indexed
             Equity Fund                              11,379,031    10,014,252
         USA Networks, Inc. Stock Fund                12,746,426     9,143,457
         USA Networks, Inc. EEPP Stock Fund *         10,610,917     9,390,392

         * Non-participant directed

                   USA Networks, Inc. Retirement Savings Plan

4. NON-PARTICIPANT DIRECTED INVESTMENTS

The following changes in net assets available for benefits are presented for the employer directed fund, USA Networks, Inc. EEPP Stock Fund for the year ended December 31, 1999:


         Additions to net assets available for benefits attributed to:
            Net realized and unrealized appreciation (depreciation) in fair value
              of plan investments                                                       $ 4,757,763
            Interest income                                                                  14,274
                                                                                        -----------
         Total additions                                                                  4,772,037

         Interfund transfers                                                             (2,481,350)

         Deductions from net assets available for benefits attributed to:
            Benefits paid to participants                                                 1,004,927
            Transfers out of plan                                                            65,235
                                                                                        -----------

         Net increase                                                                     1,220,525
         Net assets available for benefits--beginning of year                             9,390,392
                                                                                        -----------
         Net assets available for benefits--end of year                                 $10,610,917
                                                                                        ===========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 13, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                   USA Networks, Inc. Retirement Savings Plan

6. SUBSEQUENT EVENTS

Effective January 1, 2000, the assets and liabilities of the Ticketmaster 401(k) Savings Plan were transferred to and assumed by the Plan. Additionally, assets and liabilities of the Plan attributable to participants who are current or former USAi Corporate employees and USA Broadcasting employees were transferred out of the Plan. Concurrent with the above merger and transfer, the Plan will be renamed the USA Networks, Inc. Retirement Savings Plan - Commerce.

Subsequent to December 31, 1999, New York Life Trust Company was replaced with UMB Bank as the trustee of the Plan and J.P. Morgan/American Century as the record keeper of the plan. All assets of the Plan were transferred to UMB Bank effective January 1, 2000.

                             Supplemental Schedules

                   USA Networks, Inc. Retirement Savings Plan

                                E.I.N. 59-2649518
                                  Plan No: 001
                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                (c) DESCRIPTION OF INVESTMENT
                                                  (INCLUDING MATURITY DATE,
         (b) IDENTITY OF ISSUE, BORROWER,       RATE OF INTEREST, COLLATERAL,                             (e)
 (a)          LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE)           (d) COST         CURRENT VALUE
------------------------------------------------------------------------------------------------------------------
   *     New York Life Anchor Account               Pooled separate account             #             $ 9,643,250
         Mainstay High Yield Corporate Bond               Mutual fund
           Fund                                                                         #                 521,863
         PIMCO Total Return Fund                          Mutual fund                   #                 803,802
         Dodge & Cox Stock Fund                           Mutual fund                   #               1,791,402
         Franklin Balance Sheet Investment                Mutual fund
           Fund                                                                         #               2,011,742
         Mainstay Institutional Indexed                   Mutual fund
           Equity Fund                                                                  #              11,379,031
         Strong Schafer Value Fund                        Mutual fund                   #                 691,793
         Franklin Small Cap Growth Fund                   Mutual fund                   #               1,695,285
         PIMCO Mid Cap Growth Fund                        Mutual fund                   #                 795,553
         GAM International Fund                           Mutual fund                   #                 253,193
         T Rowe Price International Stock                 Mutual fund
             Fund                                                                       #               1,043,724
   *     USA Networks, Inc Stock Fund                     Common stock                  #              12,746,426
   *     USA Networks, Inc. EEPP Stock Fund               Common stock             $6,686,163          10,610,917
                                                                                                      -----------
                                                                                                       53,987,981
         Participant Loans                                3.75 to 10%                                   1,924,976
                                                                                                      -----------
                                                                                                      $55,912,957
                                                                                                      ===========

# information is not required as investments are participant directed
* Party-in-interest

                   USA Networks, Inc. Retirement Savings Plan

                                E.I.N. 59-2649518
                                  Plan No: 001
                               Schedule H, Line 4j

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                              (h) CURRENT VALUE OF
  (a) IDENTITY OF                                                                                    ASSET ON               (i)
   PARTY INVOLVED        (b) DESCRIPTION OF ASSET       (d) SELLING PRICE  (g) COST OF ASSET    TRANSACTION DATE     NET GAIN (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess
    of 5% of Plan Assets

New York Life USA Networks, Inc. EEPP Stock Fund             $2,288,088        $2,023,263           $2,288,088          $264,825

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

New York Life USA Networks, Inc. EEPP Stock Fund              3,551,512         3,149,451            3,551,512           402,061

There were no Category (ii) or (iv) transactions.
Note:  Columns (c), (e) and (f) are not applicable.

                    USA Networks Inc. Retirement Savings Plan

                                E.I.N. 59-2649518
                                  Plan No: 001

            Schedule G, Part III--Schedule of Nonexempt Transactions

                          Year ended December 31, 1999


                                                                (c) DESCRIPTION OF TRANSACTIONS
                      (b) RELATIONSHIP TO PLAN, EMPLOYER,          INCLUDING MATURITY DATE,
   (a) IDENTITY OF                  OR OTHER                     RATE OF INTEREST, COLLATERAL,      (d) PURCHASE
    PARTY INVOLVED             PARTY-IN-INTEREST                     PAR OR MATURITY VALUE              PRICE
----------------------------------------------------------------------------------------------------------------
The Home Shopping                 Plan Sponsor                Late remittance of participant           $45,463
Network                                                         contributions for December, 1999
                                                                made January 24, 2000
The Home Shopping                 Plan Sponsor                Late remittance of participant             3,103
Network                                                         contributions for December, 1999
                                                                made February 16, 2000

Note: Columns (e) through (j) are not applicable.












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